NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
Front Yard Residential Corporation

2. Name of Person Relying on Exemption:
Altisource Portfolio Solutions S.A.

3. Address of Person Relying on Exemption:
Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg

4. Written materials:
Attached hereto as an exhibit is a press release issued by Altisource Portfolio Solutions S.A. to the shareholders of Front Yard Residential Corporation, dated June 19, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).